COOPER MALONE MCCLAIN, INC.

Report of Independent Registered Public Accounting Firm and
Statements of Financial Condition

December 31, 2016 and 2015







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E Kellogg, Ste 700
(No. and Street)

Wichita	KS	67207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cooper — (316) 685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1551 N Waterfront Pkwy, Ste 300	Wichita	KS	67206
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, John K Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John K Cooper
Signature

President
Title

Stefanie Randall
Notary Public

STEFANIE RANDALL
Notary Public - State of Kansas
My Appt. Expires 03-02-2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced from an electronic file. An original copy of this document is available in the Company's office.

BKD LLP
CPAs & Advisors

1551 N. Waterfront Parkway, Suite 300 // Wichita, KS 67206-6601
316.265.2811 // fax 316.265.9405 // bkd.com

Report of Independent Registered Public Accounting Firm

Management
Cooper Malone McClain, Inc.
Wichita, Kansas

We have audited the accompanying statements of financial condition of Cooper Malone McClain, Inc. (the "Company") as of December 31, 2016 and 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. as of December 31, 2016 and 2015, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

BKD, LLP

Wichita, Kansas
February 13, 2017

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2016 and 2015

ASSETS

	2016	2015
Cash	$ 36,541	$ 5,684
Deposit with clearing organization	271,491	122,542
Receivables:		
Commissions and interest	2,898	691
Employees and stockholders	-	12,439
Securities Owned		
Investment inventory, at market; cost $157,604 and $0, respectively	161,619	-
Company investments, at market; cost $0 and $330,255, respectively	-	376,348
Furniture and equipment, net of accumulated depreciation of $ 69,794 and $ 72,894	1,826	4,556
Other assets:		
Cash surrender value of life insurance	894,850	835,042
Other	23,441	24,124
Total assets	$ 1,392,666	$ 1,381,426

LIABILITIES AND STOCKHOLDER'S EQUITY

	2016	2015
Liabilities:		
Note and margin payable, clearing organization	$ 157,604	$ -
Payables:		
Clearing organization	2,600	4,950
Other liabilities	23,351	33,929
Total liabilities	183,555	38,879
Stockholder's equity		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000	100,000
Additional paid-in capital	350,157	350,157
Retained earnings	758,954	892,390
Total stockholder's equity	$ 1,209,111	$ 1,342,547
	$ 1,392,666	$ 1,381,426

The accompanying notes are an integral

part of these financial statements

1.   BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with the clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions, including trading commission income, net trading gains/losses (included in net trading profit), and unrealized gains and losses are recorded on the trade date.   Underwriting fees and fiscal fees, including all applicable expenses, are recognized when all services are rendered and closing of the bond issue is assured. Interest income is recognized when earned.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables - Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. The Company has receivables that consist of amounts due from employees and stockholders.

Securities Owned - Securities owned are classified as investment inventory or company investments, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair market value. Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - The Company elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2013, 2014, 2015 and 2016.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash Surrender Value of Life Insurance - Cash Surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2016 and 2015. These policies are held on the Company's founders.

Subsequent Events - Subsequent events have been evaluated through February 13, 2017, which is the date the financial statements were issued.

3.   **DEPOSIT WITH CLEARING ORGANIZATION**

The Company is required to maintain a deposit with its clearing organization equal to the greater of $50,000 or various percentages of securities owned. There were deposits of $271,491 and $122,542 at December 31, 2016 and 2015, respectively.

4. **SECURITIES OWNED**

Securities owned at December 31, 2016 and 2015, consist of investment inventory and Company investments at fair values, as follows:

	2016	2015
Investment inventory:		
Municipal bonds	161,619	-
	$ 161,619	$ -
Company investments:		
Equity securities	$ -	$ 376,348

5. **FURNITURE AND EQUIPMENT**

Furniture and equipment consists of the following:

	December 31		Estimated
	2016	2015	Useful Lives
Office furniture and fixtures	$ 65,572	$ 65,972	6 to 10 years
Computer equipment	6,048	11,478	3 to 6 years
	$ 71,620	$ 77,450	
Less:			
Accumulated depreciation	69,794	72,894	
	$ 1,826	$ 4,556	

6. **LINE OF CREDIT**

The Company has a $100,000 revolving line of credit maturing June 8, 2021. At December 31, 2016 and 2015, there was $0 and $0 borrowed against this line, respectively. The line is collateralized by substantially all of the Company's assets. The interest rate, which was 4.75% and 4.75% on December 31, 2016 and 2015, respectively, varies with the bank's prime rate and is payable semi-annually.

7. **LEASES**

The Company leases office space (through May 2017) and equipment (through July 2017) under long-term lease agreements that are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2016:

Year Ending December 31,	
2017	$21,994
Thereafter	-

8.   **NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION**

The Company's municipal and corporate bond inventory is financed through Hilltop
Securities, Inc., the Company's clearing organization. Amounts payable on this note were
$157,604 and $0 at December 31, 2016 and 2015, respectively. The note is secured
by municipal bonds as well as equity securities with a market value of $161,619 and $376,348
at December 31, 2016 and 2015, respectively, and is due as the respective secured inventory
is sold.

9.   **EMPLOYEE BENEFIT PLAN**

The Company has a 401(k) plan covering substantially all employees. Participants may
contribute from 1% to 75% of their compensation on a pre-tax basis. The Company
contributes safe harbor contributions each pay period.

10.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Fair value measurements apply to all assets and liabilities that are being measured and
reported on a fair value basis. This requires disclosure that establishes a framework for
measuring fair value in GAAP, and expands disclosure about fair value measurements. This
enables the reader of the financial statements to assess the inputs used to develop those
measurements by establishing a hierarchy for ranking the quality and reliability of the
information used to determine fair values. The statement requires that assets and liabilities
carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Inputs - Quoted prices in active markets for identical assets of liabilities. This
includes securities owned consisting of corporate bonds and equity securities.

Level 2 Inputs - Observable inputs other than Level 1 prices, such as quoted prices for
similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in
markets that are not active; or other inputs that are observable or can be corroborated by
observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs - Unobservable inputs that are supported by little or no market activity and
that are significant to the fair value of the assets or liabilities.

Securities Owned - These instruments are valued in an active market (Level 1) or
based on observable inputs (Level 2) unless required to be discounted based on regulatory
requirements (Level 3).

COOPER MALONE MCCLAIN, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

10.   **FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)**

The following table sets forth the Company's financial assets and liabilities by level within the fair value hierarchy that were measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Fair Value
Assets as of December 31, 2016:				
Securities owned	$ -	$ 161,619	$ -	$ 161,619
Assets as of December 31, 2015:				
Securities owned	$ 376,348	$ -	$ -	$ 376,348

11.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $1,175,652 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .02 to 1. At December 31, 2015, the Company had net capital and net capital requirements of $1,220,288 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

12.   **OFF BALANCE SHEET RISK**

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.